CITY NATIONAL ROCHDALE FUNDS

400 North Roxbury Drive
Beverly Hills, California 90210

November 19, 2013

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	City National Rochdale Funds – File No. 333-191582

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of City National Rochdale Funds (the “Trust”), with respect to the proposed reorganization of the City National Rochdale Full Maturity Fixed Income Fund series of the Trust into the City National Rochdale Intermediate Fixed Income Fund series of the Trust, be accelerated to November 19, 2013, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

City National Rochdale Funds

/s/ F. Michael Gozzillo
Name: F. Michael Gozzillo
Title: Vice President

SEI Investments Distribution Co.

/s/ Karen E. LaTourette
Name: Karen E. LaTourette
Title: Assistant Secretary and Chief Compliance Officer